SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 1-04851
A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 W. PROSPECT AVENUE, CLEVELAND, OHIO 44115

EXHIBIT INDEX APPEARS ON PAGE 13

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2015 and 2014

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

Page 3	Report of Independent Registered Public Accounting Firm
Page 4	Statements of Net Assets Available for Benefits
Page 5	Statement of Changes in Net Assets Available for Benefits
Pages 6-10	Notes to Financial Statements
Page 12	Signature of the V.P. - Employee Benefits
Page 13	Exhibit index

The following supplemental schedule of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2015 is included herewith:

Page 11	Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Columbus, Ohio
June 17, 2016

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31,
	2015	2014

Investments, at fair value:
The Sherwin-Williams Company common stock	$2,942,166,682	$3,276,551,003
Mutual funds	731,792,420	778,263,838
Collective trust funds	707,960,938	558,766,149
Money market funds	54,263,264	53,293,999
Total	4,436,183,304	4,666,874,989
Notes receivable from participants	77,006,128	73,364,907
Pending receivables	349,095	3,033,026
Net assets available for benefits	$4,513,538,527	$4,743,272,922

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

Year Ended
December 31, 2015

Increases in net assets available for benefits:
Interest and dividend income on diversified investments	$41,472,958
Interest on Notes receivable from participants	3,176,207
Dividends on The Sherwin-Williams Company common stock	31,958,534
Contributions from participants	124,131,220
Contributions from The Sherwin-Williams Company	80,195,235
Other income	172,525
281,106,679

Decreases in net assets available for benefits:
Benefits paid directly to participants	425,548,486
Fees	669,249
426,217,735
Net realized and unrealized depreciation in fair value of:
The Sherwin-Williams Company common stock	(39,276,839)
Diversified investments	(45,346,500)

Net decrease	(229,734,395)

Net assets available for benefits:
Beginning of year	4,743,272,922

End of year	$4,513,538,527

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2015 and 2014

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
The accounts of the Plan are reported on the accrual basis.
Effective January 1, 2015, the Plan adopted Accounting Standards Update (ASU) No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share," which removes the requirement to categorize within the fair value hierarchy investments measured using the net asset value practical expedient. The standard is effective for fiscal years beginning after December 15, 2016, however, early adoption is permitted. Upon adoption, retrospective application is required. The adoption of ASU 2015-07 did not have a material effect on the Plan's financial statements.
Effective January 1, 2015, the Plan adopted ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans; and Health and Welfare Benefit Plans." Part I of the ASU relates to fully benefit-responsive investment contracts and therefore does not apply to the Plan. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type, however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III of the ASU does not apply to the Plan. The standard is effective for fiscal years beginning after December 15, 2016, however, early adoption is permitted. Upon adoption, retrospective application is required. The adoption of ASU 2015-12 did not have a material effect on the Plan's financial statements.
The following tables present the Plan's financial assets that are measured at fair value on a recurring basis, categorized using the fair value hierarchy as of December 31, 2015 and 2014:

	Fair Value at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

The Sherwin-Williams Company common stock (a)	$2,942,166,682	$2,942,166,682
Mutual funds (b)	731,792,420	731,792,420
Money market fund (a)	54,263,264	54,263,264
Total assets in the fair value hierarchy	3,728,222,366	3,728,222,366	—	—
Collective trust funds (c)	707,960,938
Investments at fair value	$4,436,183,304	$3,728,222,366	$—	$—

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

The Sherwin-Williams Company common stock (a)	$3,276,551,003	$3,276,551,003
Mutual funds (b)	778,263,838	778,263,838
Money market fund (a)	53,293,999	53,293,999
Total assets in the fair value hierarchy	4,108,108,840	4,108,108,840	—	—
Collective trust funds (c)	558,766,149
Investments at fair value	$4,666,874,989	$4,108,108,840	$—	$—

(a) The fair value of The Sherwin-Williams Company common stock and Money market fund is based on quoted prices in active markets for identical securities.
(b) The fair value of mutual funds is based on quoted redemption values on national security exchanges on the last business day of the Plan year and is valued at the net asset value (NAV) of shares held by the Plan at year-end.
(c) In accordance with the Fair Value Measurement Topic of the Accounting Standards Codification (ASC), investments that were measured at NAV using the practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statement of Net Assets Available for Benefits. There are no unfunded commitments, significant redemption limitations or restrictions on the ability to sell these funds.
Participant loans are valued at their unpaid principal balance plus accrued interest.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.

NOTE 2 - DESCRIPTION OF THE PLAN
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Any salaried employee of The Sherwin-Williams Company (the Company) or participating subsidiary and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is a full-time or part-time employee of the Company or a subsidiary of the Company which has adopted the Plan; (b) is not a member of a collective bargaining unit which was recognized by the Company on the date coverage under the Plan is extended to the employees work group, division or subsidiary, unless and until such eligibility shall be extended to members of such collective bargaining unit by negotiations between an Employer and the bargaining agent, and is not a member of a collective bargaining unit which is first recognized by an Employer after the date coverage under the Plan is extended to the employees work group, division or subsidiary where such collective bargaining unit through its representative has agreed with an Employer that the members of such collective bargaining unit shall no longer be eligible for membership in the Plan; and (c) is employed in the United States or is a United States citizen if not employed therein.
Eligible employees hired by the Company or participating subsidiary have the option of participating in the Plan. The maximum participant contribution is 25% of earnings, subject to limitations imposed by law. The Company makes matching contributions of 100% on the first 6% of eligible employee contributions beginning the quarter following the employees' one-year anniversary with the Company. Eligible employees are 100%

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

vested in Company contributions. Participants may diversify both future and prior Company matching contributions previously allocated to Company stock into diversified investments. In the absence of timely direction, Company matching contributions are directed to Company stock.
During 2015, the Pyramis Core Lifecycle Commingled Pool funds were removed from the list of available investment funds and replaced with the T. Rowe Price Retirement funds. All amounts previously invested in the Pyramis Core Lifecycle Commingled Pool funds were either redirected by participants to another investment fund, or in the absence of timely participant direction, directed by the Plan Sponsor to a similar T. Rowe Price Retirement fund.
Eligible employees hired by the Company are automatically enrolled in the Plan and, in the absence of timely direction, their contributions are directed to an appropriate T. Rowe Price Retirement Trust fund. Employee contributions are established at 3% of pre-tax earnings. Eligible new hires may change the pre-selected enrollment option or choose not to participate in the Plan prior to being automatically enrolled. If new hires choose not to change the automatic enrollment employee contribution level of 3%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches the maximum automatic employee contribution level. The maximum automatic employee contribution level is 10%.
Notable Plan features include the following: (a) eligible employees can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed any business day subject to certain trading restrictions imposed by each fund manager; (c) eligible employees can change their investment option direction for new contributions any business day; (d) eligible employees are 100% vested in both Company and eligible employee contributions; (e) if elected by the eligible employee, account statements are sent on a quarterly basis; and (f) eligible employees are allowed to diversify 100% of amounts invested in Company stock, including Company contributions to the eligible employee's account, to the diversified investments.
The Plan permits eligible employees, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Notes receivable from participants are treated as a transfer between the other investment funds and the Notes receivable from participants activity fund. Terms range from one to five years or up to ten years for the purchase of a primary residence. The Notes receivable from participants are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through payroll deductions and credited to the eligible employee's account.
Investments in Company stock and the diversified investments are participant directed. In the absence of timely direction, employee and Company contributions are directed as described above.
Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to an eligible employee's Company contribution account. Withdrawals from an eligible employee's Company contribution account for Company contributions made before January 1, 2002 are permitted subject to certain plan rules. Company contributions made after

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

January 1, 2002 are fully vested and can only be withdrawn from eligible employees' accounts in the event of death, disability, retirement, termination of employment or attainment of age 59½.
Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible contribution account upon attainment of age 59½. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee, payments to finance the purchase (excluding mortgage payments) of a principal residence, payments related to certain funeral expenses, and payments related to expenses for employees affected by a declared disaster. Distributions are recorded when paid.
Distributions from diversified investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from Company stock for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from Company stock are made in cash.
The Plan invests in various investment securities. Investment securities, including Company common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds. Costs and expenses of administering the Plan are borne by the Company, with the exception of fees relating to participant loan activity and qualified domestic relations orders, which are borne by the eligible employees. Other income consists of unallocated revenue credits from the Fidelity Management Trust Company (the Trustee), which the Plan intends to use to pay for future administrative expenses or allocate pro-rata back to participants.
Further information about the Plan is contained in the Plan's Summary Plan Description (SPD). Copies of this SPD are available from the Administration Committee of the Company.

NOTE 3 - INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 4 - PRIORITIES ON TERMINATION OF THE PLAN
The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the Trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries.

NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST
As of December 31, 2015 and 2014, the Plan held 11,333,455 and 12,456,468 shares of the Company's common stock, respectively. During the year ended December 31, 2015, the Plan earned dividend income of $31,958,534.
Certain Plan investments are shares of mutual or collective trust funds managed by the Trustee or an affiliate of the Trustee, and therefore qualify as party-in-interest transactions. Fees paid during the year for services rendered by the Trustee or an affiliate of the Trustee constitute party-in-interest transactions.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015
EIN: 34-0526850
PLAN NUMBER: 001

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Current Value

Common Stock

*	The Sherwin-Williams Company	Company Stock Fund (11,333,455 shares)	**	$2,942,166,682

Mutual Funds

*	Fidelity Investments	Fidelity® Contrafund®	**	158,544,425
	Vanguard Group, Inc.	Vanguard Institutional Index Fund Institutional Shares	**	71,072,824
*	Fidelity Investments	Fidelity® Mid-Cap Stock Fund	**	64,151,040
*	Fidelity Investments	Fidelity® Low-Priced Stock Fund	**	63,334,740
	Vanguard Group, Inc.	Vanguard FTSE All-World ex-US Index Fund Institutional Plus Shares	**	58,115,104
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund Institutional Shares	**	48,721,260
	Vanguard Group, Inc.	Vanguard Wellington Fund Admiral Shares	**	45,019,051
	RidgeWorth Investments	RidgeWorth Large Cap Value Equity Fund	**	42,107,413
*	Fidelity Investments	Fidelity® Limited Term Government Fund	**	34,409,157
*	Fidelity Investments	Fidelity® Puritan® Fund	**	32,739,614
	Vanguard Group, Inc.	Vanguard Wellesley® Income Fund Admiral™ Shares	**	29,171,346
	Franklin Templeton Investments	Franklin Mutual Shares Fund	**	27,967,252
	PIMCO Investments LLC	PIMCO Low Duration Fund Institutional Class	**	22,992,824
	Victory Capital Management Inc.	Victory Institutional Diversified Stock Fund	**	14,141,133
	Vanguard Group, Inc.	Vanguard Inflation-Protected Securities Fund Institutional Shares	**	13,998,762
	PIMCO Investments LLC	PIMCO All Asset Fund Institutional Class	**	5,306,475

Collective Trust Funds

	T. Rowe Price Trust Company	T. Rowe Price Retirement 2025 Fund	**	90,429,274
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Fund	**	88,358,237
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Fund	**	86,901,891
*	Fidelity Management Trust Company	Managed Income Portfolio II	**	66,816,954
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Fund	**	59,090,574
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2035 Fund	**	56,009,209
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2050 Fund	**	53,233,501
	Wellington Trust Company	WTC-CIF II Small Cap Opportunities Portfolio	**	50,272,754
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2045 Fund	**	49,282,093
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2015 Fund	**	39,264,949
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2055 Fund	**	28,081,182
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Fund	**	11,835,704
	TD Ameritrade	Strategic Allocation TOPS™ Aggressive Growth Portfolio	**	5,552,483
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2005 Fund	**	5,419,477
	TD Ameritrade	Strategic Allocation TOPS™ Balanced Portfolio	**	4,162,794
	TD Ameritrade	Strategic Allocation TOPS™ Conservative Portfolio	**	3,348,239
	TD Ameritrade	Strategic Allocation TOPS™ Moderate Growth Portfolio	**	3,129,095
	TD Ameritrade	Strategic Allocation TOPS™ Growth Portfolio	**	2,801,978
	TD Ameritrade	Strategic Allocation TOPS™ Income and Growth Portfolio	**	2,114,178
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2060 Fund	**	1,856,372

Other

*	Fidelity Investments	Fidelity® Retirement Government Money Market Portfolio	**	54,263,264
*	Participant Loans	Notes Receivable from Participants, with interest rates ranges of 4.25% to 10.5%	**	77,006,128

				$4,513,189,432

*	Represents a Party-in-Interest.
**	Cost information is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

/s/ D.S. Mansfield

D.S. Mansfield, V.P. - Employee Benefits

June 17, 2016

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found

23	Consent of Independent Registered Public Accounting Firm	14